Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following is an article and transcript of an interview with Bloomberg News given by Stewart Butterfield, Chief Executive Officer and Co-Founder of Slack, on December 4, 2020.

Slack’s Butterfield Expects to Become a Salesforce President

Bloomberg News

By Nico Grant and Emily Chang

4 December 2020

Slack Technologies Inc. Chief Executive Officer Stewart Butterfield said he believes he will become one of Salesforce.com Inc.’s presidents after the companies’ $27.7 billion combination is completed.

Butterfield, who will continue to lead his workplace chat upstart when it becomes a Salesforce unit, also said the idea that competition from Microsoft Corp. forced the deal will be “dispelled.”

“I’m sick of talking about Microsoft,” he said Friday during an interview on Bloomberg Television. “I’ve given up on trying to point people to the empirical facts here because there’s an article of faith on the competition that I have not been able to overcome.”

Transcript of Interview:

[Emily: Salesforce has agreed to buy Slack in a $27.7 billion deal, filling a void at the cloud giant by introducing a messenger platform and escalating its rivalry with Microsoft, but some say the price is too high and growth has not kept up with peers for Slack. Joining us is the CEO of Slack. Thank you for joining us. I spoke with Marc Benioff earlier this week, he said it was a marriage made in heaven, but even good marriages require work and some of them do not work out at all, so how would you describe it?

Stewart: That is not a bad description. When we were talking internally, Bret Taylor, the president and COO, and I, we had a lot of late-night phone calls, and maybe a little bit like a romance in that sense, but the core of the conversation was — and this is a little bit embarrassing to say — but one plus one equals seven – I mean I think the key message here is there is an opportunity for something nonlinear. It’s not just we have software and they have a lot of sales people, we’re going to plug in and they’re going to sell more software, although of course we will also do that. They are an incredibly strong leader in CRM, I mean that in a broad sense – in customer success and marketing and support. And that is usually the core of any company’s operations. We are wall-to-wall on the communication. You put those opportunities together to create workflows and productivity improvements and simplify people’s work, but, ultimately, making organizations more effective and aligned. And I think there is a really unique synergy between the two companies.

Emily: Who are you going to be reporting to: Benioff or Bret Taylor, the COO of Salesforce. Marc told me that it’s up to Bret to decide.

Stewart: Yes, I assume it is up to Brett to decide. I do not know. The important thing from my perspective and certainly from our employees’ and probably from our customers’ perspective is, I am and will remain the CEO of Slack.

Emily: Will you become one of Salesforce’s presidents?

Stewart: I believe so.

Emily: All right, so look, Slack is a beloved product. You and I have had many conversations since everybody started working from home, but, that said, since the director listing the stock has languished compared to other quote unquote work-at-home stocks. I know that you are trained to tell me that you do not think about that, but I’m curious how much that weighed on you and if that played into this deal?

Stewart: No, so of course I do. I notice. But I do not think it played into the deal at all. I think one thing that might’ve gotten lost, because we announced our earnings, Salesforce announced their earnings and we announced the deal at the same time, so there is a lot of information, is that we just came out of an incredible quarter. We grew net new paid customers by 140%, 12,000 new customers this quarter, and that’s the heart of the business, that leads to future billings, which leads to revenue, so we are pleased with the growth. You know part of that is an increase in awareness, or the utility of the product I guess, as a digital HQ in a world where physical HQs are less well used, that’s coming from the pandemic and then working from home. But a lot of this is also improvements to our new user experience, getting better at helping people understand Slack and helping them get started. But the big source of that is Slack Connect, so that is the ability for two Slack-using organizations to communicate across organizational boundaries. The last four quarters of growth there – 140%, 160%, 200%, 240%, so as it is scaling up to now over a half-million connected endpoints, the growth is increasing. And the last thing I will say about that is it that it is an incredible opportunity to work on the next generation of CRM applications, when you can work across organizational boundaries.

Emily: Now, what do you make of the narrative that this deal was done because of increasing competition and increasing threat from Microsoft? That they were starting to beat you in customers and that perhaps the smartest way forward was a tie up with another giant?

Stewart: I think that narrative will be eventually dispelled. Personally, I am sick of talking about Microsoft so I’m going to take it from a slightly different angle here. But just looking at the U.S. — and to be clear, we have a very strong business worldwide, Japan’s our number two market and growing very quickly, U.K. and Europe all very strong — but just looking at the U.S., biggest telco wall-to-wall Slack, largest media company wall-to-wall Slack. And I have to look at my notes because there’s so many here. The largest issuer of credit cards wall-to-wall, the biggest in consumer electronics wall-to-wall Slack, the leading retailer wall-to-wall Slack, number one in apparel wall-to-wall Slack, and if you zoom out from that it is two-thirds of the Fortune 100, it’s three out of the five biggest companies in the U.S. by revenue. Our customer is the operator of the nation’s largest integrated health care system, four of the six biggest telcos, I mean I could go just go on this list forever. I’ve given up on trying to point people to the empirical facts here, because there is an article of faith about the competition that I’m unable to overcome.

Emily: So let’s take a different tact given that you have fairly recently built a company from the ground up. You know Marc Benioff started his company 20 years ago, he has done a lot deals that’s helped the company keep growing, so what is your advice to salesforce, Benioff and Bret going to be to keep innovating and stay nimble?

Stewart: It’s a great question. What’s interesting is the answer for us, for Slack, for salesforce, for the combined entity, is the same as for customers. I think it is really leveraging technology to take advantage of our newfound ability to do end-to-end digital transformation. Let me give you one concrete example. Very often our account executives ask for help from executives, including people like me or you know other executives at the company, with a customer. They want me to send an email, introduce myself, ask if we could have a meeting. And in one world, the account executive goes and asks their manager, like “hey can you get Stewart to please send an email” and they go to their director, then they go to an executive, and they happen to know my executive assistant and they ask, and it gets to me and I say, tell me about the customer, give me some background. Instead, we built a really simple workflow. The account executive puts all the information in it and it gets sent to a Slack channel where everyone can approve it. Giving that kind of structure not only saves people seconds and minutes here in there, it creates a lot clarity. And the result is we send a lot more of those emails and get a lot more deals.

Emily: We will have to leave it there.]

The billionaire executive made the decision to join Salesforce’s cloud-computing empire after years of going it alone against Microsoft, the world’s largest software maker, which has a rival workplace communications tool called Teams. Salesforce CEO Marc Benioff called the deal with Slack a “marriage made in heaven” this week. Butterfield began discussing the transaction with Salesforce Chief Operating Officer Bret Taylor. The two held late-night calls, “maybe a bit like a romance,” Butterfield said.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.